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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRITTANY CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE, 26TH FLOOR
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND MENDEZ 212-265-6046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA, LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWATS PARK DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, RAYMOND MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRITTANY CAPITAL GROUP, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Susan Hope
Notary Public State of NY
Rockland County #4743733
Comm.Expires 3-30-19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	64,678
Prepaid income taxes		28
Other assets		2,975
Total assets	$	67,681
Liabilities and Stockholder's Equity		
Subordinated borrowings	$	26,000
Stockholders' equity		
Common stock, no par value; 200 shares authorized, 197 shares issued and 180 shares outstanding	$	113,350
Additional paid-in capital		25,900
Accumulated deficit		(77,594)
		61,656
Less: treasury stock, at cost, 17 shares		(19,975)
		41,681
Total liabilities and stockholders' equity	$	67,681

The accompanying notes are an integral part of this financial statement.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition

Fees include retainers and advisory fees which are earned ratably over the contract, and transaction success fees which are recorded when the financing closes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2017, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2014.

3. Administration Agreement

The Company has entered into an administration agreement whereby facilities, equipment and office services are provided. The agreement commenced May 1, 2005. This agreement was amended on October 1, 2013 to occupy an additional office. The agreement is on a month-to-month basis, for a monthly fee of $6,080 plus additional miscellaneous fees unless either party cancels.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2017, the Company had net capital, as defined, of $64,678, which exceeded its required minimum net capital of $5,000 by $59,678. Aggregate indebtedness at December 31, 2017 totaled $0. The ratio of aggregate indebtedness to net capital was 0 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

100% of revenue in 2017 was from three customers.

6. Taxes

The primary temporary difference and its deferred income tax effect as of December 31, 2017 is as follows:

Deferred tax asset:	
Net operating loss (NOL) carry-forward	$ 53,800
NOL Adjustment due to change in federal income tax rate	10,200
	64,000
Less: Valuation allowance	(64,000)
Net deferred tax asset	$ -

As of December 31, 2017, the Company has available approximately $169,000 of unused operating loss carryforwards expiring through 2031. There is no current taxable income at December 31, 2017.

At December 31, 2017, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax asset. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2017. The valuation allowance has increased from 2016 by $18,200.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted, changing the federal corporate income tax rate from 15% to 35%, to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities before valuation allowances, is recognized in the period of enactment.

7. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2017 include the following:

Subordinated notes, 3% due July 1, 2020 $26,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings provide for an automatic annual extension, unless otherwise specified by either the Lender or the Company, in writing thirteen months prior to the maturity date.

8. Recently Issued Accounting Pronouncement

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company January 1, 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company expects that it will not be required make any changes to the way revenue is currently being recognized. The Company adopted this ASU in January 2018 using a modified retrospective approach. The Company's Management has determined that the ASU will not have a material impact on its financial condition, results of operations or cash flows on January 1, 2018.

Brittany Capital Group, Inc.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046


SEC
Mail Processing
Section
FEB 21 2018
Washington DC
415

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

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